Exhibit 99.2

Zenta Group

Zenta Group Company Limited Announces Strategic Re Alignment of Business Focus to AI and Data Solutions

Strategic re-alignment builds upon the acquisition of ZentoAI Intelligent Technology Company Limited amid evolving Greater Bay Area market dynamics

MACAU, October 13, 2026 — Zenta Group Company Limited (“Zenta Group” or the “Company”) (Nasdaq: ZTG), a Macau-based professional services provider offering industrial-park consultation, business-investment consultation and sales of fintech products and services, today announced a management-endorsed strategic re-alignment to refocus the Company’s business operations on AI and data solutions. This strategic re-alignment is reinforced by the Company’s previously announced share purchase agreement, dated September 9, 2026, to acquire 100% of the issued and outstanding shares of ZentoAI Intelligent Technology Company Limited (“ZentoAI”) (the “Acquisition”).

Following diligent market study, management notes that the prospect for property markets across the Guangdong–Hong Kong–Macao Greater Bay Area is expected to remain unclear, while the AI and data solutions industries are projected to remain prosperous in coming years. In light of such market outlook and the transformative capabilities brought by the Acquisition, management put forward the proposal for strategic re-aligning the Company’s business operations to focus on AI and data solutions which has been approved by the Company’s board of directors. The re-alignment is intended to focus the Company’s capital and management resources on driving long-term growth. Demand for AI and data solutions continues to grow across Asia.

Strategic Rationale

The Acquisition of ZentoAI is a cornerstone of this new strategic direction, reflecting Zenta Group’s refreshed strategic focus on expanding its artificial intelligence and data solutions business and its objective of increasing its presence and market share across Southeast Asia. Management believes that the Acquisition has the potential to provide the Company with enhanced access to markets in the region, expand its AI and data solutions capabilities in this booming market, strengthen its strategic positioning in Southeast Asia, and support long term value creation for shareholders. These expectations reflect management’s current beliefs and intentions; they are not guarantees of future performance. Realization of any anticipated benefits remains subject to the successful implementation of the strategic re-alignment, and the risks described under “Forward Looking Statements” below. Management believes that the Acquisition has the potential to accelerate the growth of the Company’s AI and data solutions business, and support long-term value creation for shareholders.

ZentoAI is an AI and big data technology company focused on artificial intelligence research and development, the development and construction of digital intelligence platforms. ZentoAI has developed platforms such as FinSMarket, an AI driven U.S. equity research and analysis platform serving individual investors and financial services users, and Macwise (澳智通), a smart tourism and promotion platform focusing on Macau.

About Zenta Group Company Limited

Founded in 2019, Zenta Group Company Limited is a diversified consulting and fintech solutions provider based in Macau. The Company provides industrial park consultation, business investment consultation, and fintech product and service through its operating entities LIC, LFT, and LMS. Zenta Group supports clients—primarily from China’s Greater Bay Area—in navigating commercial project approvals, acquiring equity stakes in targeted opportunities, and accessing fintech solutions. With a focus on strategic growth, the Company aims to re-align its business focus on AI and data solutions.

For more information, please visit the Company’s website: https://ir.zenta.mo

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, statements regarding the prospect of the property markets in the Guangdong–Hong Kong–Macao Greater Bay Area , the acquisition of ZentoAI, and the anticipated benefits of the Acquisition to the Company, including expanded AI and big data capabilities, enhanced market access and strategic positioning in Southeast Asia, and potential long-term value creation for shareholders. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including that the anticipated benefits of the Acquisition will be realized. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.

For investor and media inquiries, please contact:

Zenta Group Investor Relations Email: ir@zenta.mo